[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 11, 2013

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Credit Allocation Fund
(File Nos. 811-22715 and 333-182157)

Dear Sir and Madam:

Thank you for your comment letter, dated July 13, 2012, regarding the registration statement on Form N-2 filed by Guggenheim Credit Allocation Fund (formerly known as Guggenheim Dynamic Opportunities Fund) (the “Fund”) on June 15, 2012 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus – General

Comment 1
The disclosure concerning the Fund’s strategy frequently uses open-ended clauses to imply that other strategies may be employed by the Fund that are not specifically disclosed.  For example, in the Prospectus Summary, under the heading “Investment Portfolio,” there is disclosure stating that the “Fund may invest in a wide range of fixed-income and other debt securities . . . selected from a variety of sectors and credit qualities.  The sectors and types of Income Securities in which the Fund may invest, include, but are not limited to ... municipal securities.”  (Emphasis added.)  Please revise the registration statement to disclose all material investments (and risks).

Response 1
The Fund has reviewed disclosure throughout the Prospectus and deleted equivocal language where appropriate.  The Fund supplementally confirms to the staff that as required by Item 8(2) of Form N-2, the “types of securities” and the “significant investment practices or techniques” that the Fund currently anticipates investing in or employing are described in the Prospectus.

Comment 2
To the extent the prospectus refers to any legal authority, please identify the authority in the disclosure (e.g., the Investment Company Act of 1940 (“1940 Act”)) and explain what is permitted under the authority.  For example, under “Investment Restrictions,” the Statement of Additional Information states that the Fund “shall not . . . [i]ssue senior securities nor borrow money, except the Fund may issue senior securities or borrow money to the extent permitted by applicable law.”) (Emphasis added.)

Response 2	The Fund has revised disclosure as requested to identify the applicable legal authority.

Prospectus – Investment Philosophy, Investment Portfolio

Comment 3           The prospectus discloses that the:

Fund will pursue a strategy designed to position investors for an expected generational shift in the market for fixed income investments.  The Adviser anticipates these shifts to include a period during which elevated inflation is predicted by the market and a period during which elevated inflation is reflected in economic data.  The Fund’s Adviser will seek to manage the Fund’s portfolio by combining a strategic approach to asset allocation and duration with an opportunistic approach to investment selection.  The Adviser will apply a relative value-based investment philosophy utilizing quantitative and qualitative analysis to seek to identify securities or spreads between securities that deviate from their perceived fair value and/or historical norms.

Please explain, in plain English, the meaning of this quoted disclosure and how the Fund will invest if it anticipates elevated interest rates or inflation.  In this regard, please clarify the disclosure under the “Investment Portfolio,” section, which states that the “Fund may hold Income Securities of any duration or maturity.”  What does the Fund anticipate its duration or dollar-weighted average maturity will be in current market conditions or under “elevated” interest or inflationary market conditions?

Response 3
We note that certain of the Fund’s investment policies and elements of its investment philosophy has changed since the initial filing of the Registration Statement.   Accordingly, the Fund has revised the disclosure noted above.

The Fund is not a “managed duration” or “limited duration” fund.  The Fund’s investment sub-adviser may seek to adjust the portfolio’s duration or maturity based on its assessment of current and projected market conditions and all factors that the investment sub-adviser deems relevant; however, as noted in the Prospectus the Fund may hold securities of any duration or maturity.  Any decisions as to the targeted duration or maturity of any particular category of investments or of the Fund’s portfolio generally will be made based on all pertinent market factors at any given type.  Therefore, the Fund does not believe that disclosure regarding a targeted duration or maturity in any particular theoretic market environment is appropriate to include in the prospectus.

Prospectus – Prospectus Summary-Investment Portfolio-Investment Funds

Comment 4
This section discloses that, “[a]s an alternative to holding investments directly, the Fund may also obtain investment exposure to Income Securities and Equity Securities by investing in other investment companies, including open-end funds, closed-end funds and exchange-traded funds.  The Fund may invest in other investment companies to the maximum extent permitted by the Investment Company Act of 1940. . . .”  Please disclose the percentage of assets the Fund may invest in other investment companies.  Also, if applicable, please disclose that the Fund may invest in hedge funds.  This disclosure should explain that hedge funds are not registered under the 1940 Act, the amount of assets the Fund may invest in hedge funds, and discuss all the related risks of investing in such funds.

Response 4
The Fund has added additional disclosure regarding the maximum percentage that may be invested in other investment companies to the body of the Prospectus.  The Fund has no present intent to invest in hedge funds.

Prospectus – Strategic Transactions

Comment 5
In either this section, or the “Special Risks Considerations” section of the Prospectus Summary, please disclose the limitations on the amount the Fund may invest in derivatives. If there are no limitations on the Fund’s investment in these instruments, please state this in the disclosure.  In addition, disclose the effect of leverage on the Fund’s portfolio and risks of derivatives.  Also, disclose, specifically, each type of derivative in which the Fund may invest.  Further, disclose if the Fund may sell or write derivatives, including total return swaps, credit default swaps, and event-linked securities.

Response 5
The Fund notes that disclosure in the body of the Prospectus under “The Fund’s Investments—Strategic Transactions” states that “[t]he Fund has not adopted a maximum percentage limit with respect to derivative investments. However, the Board of Trustees will receive regular reports from the Adviser regarding the Fund’s use of derivative instruments and the effect of derivative transactions on the management of the Fund’s portfolio and the performance of the Fund.”  The Fund also discloses that its use of derivatives may be limited by the requirements of the commodity pool operator exemption set forth in CFTC Rule 4.5.

The Fund notes that under “Leverage Risk” the Fund discloses that the Fund may engage in certain derivative transactions that “have characteristics similar to leverage.”  The Fund has added disclosure regarding this leverage effect under “Strategic Transactions Risk” as well.

The Fund notes that extensive disclosure regarding the specific types of derivative instruments in which the Fund may invest is included in the body of the Prospectus under the headings “The Fund’s Investments—Strategic Transactions” and “The Fund’s Investments—Equity Securities and Options Strategy” and in the SAI under the heading “Investment Objective and Policies—Derivative Instruments.”  The Fund does not believe that further detailed disclosure is appropriate in the Prospectus Summary, which pursuant to the Instruction to Item 3(2) of Form N-2 “should provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere.”  The Fund has revised cross references in the Prospectus Summary to clarify that information regarding specific derivative instruments may be found in these other sections.

Prospectus – Special Risk Considerations

Comment 6	Please disclose all applicable capitalization risks for the companies in which the Fund may invest.

Response 6	The Fund has added the requested risk disclosure.

Prospectus – Short Sales Risk

Comment 7
Please discuss in greater detail the Fund’s use of short sales, including the costs associated with these sales.  In particular, will the cost of short sales constitute a material expense of the Fund?  Please confirm that the “Other Expenses” line item to the fee table includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short.  Alternatively, if the cost of short sales will constitute a material expense of the Fund, you may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short. A footnote appended to the line item should explain why the Fund pays these expenses.  Please disclose the Fund’s policy on the amount it may sell short or, if none, that it has no limits on the amount it may sell short and the corresponding risks.

Response 7
The Fund notes that additional disclosure regarding the Fund’s use of short sales, including the percentage limits on short sales by the Fund, is disclosed in the body of the Prospectus under “The Fund’s Investments—Certain Other Investment Practices—Short Sales.”  The Fund has added disclosure to this section regarding expenses associated with short sales.  However, while the Fund is permitted to engage in short sales, the Fund has no present intention to engage in short sales, and therefore no expenses associated with short sales are reflected in the expense table.

Prospectus – Net Asset Value

Comment 8
The prospectus discloses that the Fund uses independent pricing services to help fair value securities.  In addition, the prospectus states that the “Fund values certain of its securities on the basis of bid quotations from independent pricing services. . . .” With respect to these “bid quotations,” please clarify that the “independent pricing services” in this situation are providing the Fund with the most recent available market prices.

Response 8	The Fund has revised disclosure as requested.

Statement of Additional Information – Investment Restrictions

Comment 9	With respect to concentration, please disclose how the Fund classifies industries and disclose that privately-issued mortgage-backed securities are deemed an industry.

Response 9
The Fund has added disclosure regarding industry classification.  The Fund supplementally confirms that in accordance with the current view of the staff of the Securities and Exchange Commission, the Fund intends to treat  privately-issued residential mortgage-backed securities as an industry for purposes of the Fund’s fundamental policy regarding industry concentration.

Closing

Comment 10
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response 10
The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Comment 11	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 11	In response to your comments, the Fund has made consistent revisions throughout the Registration Statement.

Comment 12
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Response 12
The Fund believes that the responses set forth herein adequately address your comments in your letter dated July 13, 2012. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

Comment 13	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Response 13
The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which the Fund will rely on Rule 430A under the Securities Act.  Such pricing information would include the total number of shares sold, the total proceeds of the offering, the total offering expenses and the total sales loads and other forms of underwriter compensation paid.  This information will be omitted, as it is not expected that it will be known at the time of filing.  The Fund intends to file pursuant to Rule 497(h) under the Securities Act a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A under the Securities Act.

Comment 14	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response 14
The Board of Trustees has authorized the filing of an application for an exemptive order pursuant to Section 6(c) of the 1940 Act for exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit funds in the fund complex to distribute capital gains more frequently than once every twelve months.  Although the Fund does not currently require exemptive relief to implement its distribution policy, it is anticipated that the application would request that the order apply to all funds in the fund complex, including the Fund, who choose to adopt a managed distribution policy in accordance with the order.  The application has not yet been filed.

Comment 15	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response 15	The Fund is advised of the requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Comment 16
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 16	Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

* * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman